UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Sepracor Inc.

(Name of Subject Company)

Sepracor Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share, and the
Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

817315104
(CUSIP Number of Class of Securities)

Andrew I. Koven, Esq.

Executive Vice President, General Counsel and Corporate Secretary
Sepracor Inc.

84 Waterford Drive
Marlborough, Massachusetts 01752

(508) 481-6700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

William J. Grant, Jr. Russell L. Leaf Adam M. Turteltaub Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000 Facsimile: (212) 728-8111	Hal J. Leibowitz Susan W. Murley Lia Der Marderosian Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Telephone: (617) 526-6000 Facsimile: (671) 526-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on September 15, 2009, by Sepracor Inc., a Delaware corporation (the “Company”), as amended or supplemented from time to time (the “Schedule 14D-9”).  The Schedule 14D-9 relates to the cash tender offer by Aptiom, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Dainippon Sumitomo Pharma Co., Ltd., a company formed under the laws of Japan, to purchase all of the Company’s outstanding Shares at a price of $23.00 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated September 15, 2009, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the first paragraph under the heading “(c) Antitrust Compliance.”:

“At 11:59 p.m., New York City time, on Wednesday, September 23, 2009, the waiting period applicable to the Offer and the Merger under the HSR Act expired.  Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

Item 8 is hereby further amended and supplemented by amending and restating the paragraph under the heading “(i) Litigation.” in its entirety as follows:

“On September 8, 9, 10, 11 and 18, 2009, several purported class action lawsuits were filed variously against the Company, the Board, Parent and Merger Sub.  Four actions have been filed in the Delaware Chancery Court, captioned Stationary Engineers Local 39 Pension Fund Trust Fund v. Sepracor Inc. et al., No. 4871 (Del. Ch. filed September 8, 2009); Salvatore Toronto v. Adrian Adams et al., No. 4872 (Del. Ch. filed September 8, 2009); Max Katz v. Sepracor Inc. et al., No. 4883 (Del. Ch. filed September 10, 2009); and Laborers’ District Council and Contractors’ Pension Fund of Ohio v. Sepracor, Inc., C.A. No. 4892-VCS (Del. Ch. filed Sept. 11, 2009).  The Delaware Chancery Court actions have been consolidated.  Two actions have been filed in Massachusetts Superior Court, captioned Dennis Giaquinto v. Sepracor Inc. et al., C.A. No. 09-3883 (the “Giaquinto Action”) (filed September 9, 2009), and Stacey L. Sell v. Adrian Adams et al., C.A. No. 09-3995 (filed September 18, 2009).  The plaintiffs in the Delaware Chancery Court and Massachusetts Superior Court actions purport to sue on behalf of a class of stockholders of the Company, and allege that the members of the Board breached their fiduciary duties to the Company’s stockholders by, among other things, failing to maximize shareholder value in connection with the potential sale of the Company and failing to disclose material information to stockholders in connection with the Tender Offer, and that the Company, Parent and Merger Sub aided and abetted the purported breaches of fiduciary duties.  The relief sought in these actions is, among other things, an injunction against the Offer and rescission of the Offer and Merger to the extent the Offer has been implemented.  Another action purporting to be brought on behalf of a class of stockholders of the Company, captioned James A Welch Revoc Trust v. Adams et al., No. 1:09-cv-11562 (filed September 18, 2009), has been filed in Massachusetts Federal District Court alleging that the Company and the Board violated the Exchange Act by omitting and misrepresenting facts in a proxy statement.  The Massachusetts federal action requests, among other things, an injunction until the statements in the alleged proxy statement are corrected.

On September 18, 2009, plaintiffs in the consolidated Delaware Chancery Court action filed a motion for a preliminary injunction and a motion for expedited proceedings.  The parties are currently engaged in discovery.  The Delaware Chancery Court held a hearing on September 23, 2009 and has scheduled a hearing on the motion for preliminary injunction for October 12, 2009.  Also on September 18, 2009, plaintiffs in the Giaquinto Action pending in Massachusetts Superior Court filed a motion for preliminary injunction and a motion for expedited proceedings.  A hearing has been scheduled for September 25, 2009 on the motion for expedited proceedings.  On September 22, 2009, the Company filed a motion to stay the Giaquinto Action in favor of the consolidated Delaware

Chancery Court action.”

Item 8 is hereby further amended and supplemented by adding the following new paragraphs to the end of Item 8:

“(k)  Notice to Holders of Options, Restricted Stock and Restricted Stock Units.

On September 24, 2009, Sepracor delivered the notice filed as Exhibit (a)(11) hereto to the holders of options, shares of restricted stock and restricted stock units.  The notice is hereby incorporated herein by reference.

(l)  Notice to Participants in Sepracor’s Employee Stock Purchase Plan.

On September 24, 2009, Sepracor delivered the notice filed as Exhibit (a)(12) hereto to participants in Sepracor’s 1998 Employee Stock Purchase Plan current offering period.  The notice is hereby incorporated herein by reference.”

Item 9. Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.

Exhibit (a)(10)	Press Release issued by the Company dated September 24, 2009.**

Exhibit (a)(11)	Notice to holders of options, restricted stock and restricted stock units of Sepracor Inc., delivered by the Company on September 24, 2009.**

Exhibit (a)(12)	Notice to participants in Sepracor’s Employee Stock Purchase Plan current offering period (June 1, 2009 through November 30, 2009), delivered by the Company on September 24, 2009.**

**Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEPRACOR INC.

By:	/s/ Adrian Adams

Name:	Adrian Adams
Title:	President and Chief Executive Officer

Dated:  September 24, 2009

Index to Exhibits

Exhibit No.

Exhibit (a)(10)	Press Release issued by the Company dated September 24, 2009.**

Exhibit (a)(11)	Notice to holders of options, restricted stock and restricted stock units of Sepracor Inc., delivered by the Company on September 24, 2009.**

Exhibit (a)(12)	Notice to participants in Sepracor’s Employee Stock Purchase Plan current offering period (June 1, 2009 through November 30, 2009), delivered by the Company on September 24, 2009.**

**Filed herewith.